EXHIBIT 2

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

SEPTEMBER 30, 2017

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

SEPTEMBER 30, 2017

TABLE OF CONTENTS

Page
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 IN U.S. DOLLARS:

Condensed consolidated interim statements of comprehensive loss	2

Condensed consolidated interim statements of financial position	3

Condensed consolidated interim statements of changes in equity	4

Condensed consolidated interim statements of cash flows	6

Notes to the condensed consolidated interim financial statements	7-16

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	U.S. dollars in thousands
NET REVENUES	1,523	—	2,006	1
COST OF REVENUES	935	—	1,207	—
GROSS PROFIT	588	—	799	1
RESEARCH AND DEVELOPMENT EXPENSES, net	8,106	7,038	24,677	17,745
SELLING, MARKETING AND BUSINESS DEVELOPMENT EXPENSES	4,189	*402	8,170	1,138
GENERAL AND ADMINISTRATIVE EXPENSES	2,258	*1,014	5,513	2,669
OTHER EXPENSES	—	—	45	—
OPERATING LOSS	13,965	8,454	37,606	21,551
FINANCIAL INCOME	150	109	2,541	548
FINANCIAL EXPENSES	1,697	599	66	17
FINANCIAL EXPENSES (INCOME), net	1,547	490	(2,475)	(531)
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	15,512	8,944	35,131	21,020
LOSS PER ORDINARY SHARE, BASIC AND DILUTED (U.S. dollars)	0.09	0.07	0.21	0.17

The accompanying notes are an integral part of these condensed consolidated financial statements.

*Reclassified

2

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	September 30,	December 31,
	2017	2016
	U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	18,663	53,786
Bank deposits	8,127	55
Financial assets at fair value through profit or loss	12,645	12,313
Trade receivables and contract assets	1,399	*99
Prepaid expenses and other receivables	2,760	*1,562
Inventory	221	—
	43,815	67,815
NON-CURRENT ASSETS:
Bank deposits	149	137
Fixed assets	250	165
Intangible assets	6,085	6,095
	6,484	6,397
TOTAL ASSETS	50,299	74,212

CURRENT LIABILITIES:
Accounts payable	1,882	*60
Accrued expenses and other current liabilities	9,149	*3,296
Payable in respect of intangible asset purchase	1,000	2,000
	12,031	5,356

NON-CURRENT LIABILITIES:
Derivative financial instruments	4,307	6,155
TOTAL LIABILITIES	16,338	11,511

EQUITY:
Ordinary shares	459	441
Additional paid-in capital	156,616	150,838
Warrants	—	1,057
Accumulated deficit	(123,114)	(89,635)
TOTAL EQUITY	33,961	62,701

TOTAL LIABILITIES AND EQUITY	50,299	74,212

The accompanying notes are an integral part of these condensed consolidated financial statements.

*Reclassified

3

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

	Ordinary	Additional		Accumulated	Total
	shares	paid-in capital	Warrants	deficit	equity
	U.S. dollars in thousands
BALANCE AT JULY 1, 2017	458	156,587	—	(108,242)	48,803

CHANGES IN THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2017:
Share-based compensation to employees and service providers	—	—	—	640	640
Exercise of options into ordinary shares	1	29	—	—	30
Comprehensive loss	—	—	—	(15,512)	(15,512)
BALANCE AT SEPTEMBER 30, 2017	459	156,616	—	(123,114)	33,961
BALANCE AT JULY 1, 2016	344	120,730	1,057	(73,151)	48,980

CHANGES IN THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2016:
Share-based compensation to employees and service providers	—	—	—	449	449
Comprehensive loss	—	—	—	(8,944)	(8,944)
BALANCE AT SEPTEMBER 30, 2016	344	120,730	1,057	(81,646)	40,485

The accompanying notes are an integral part of these condensed consolidated financial statements.

4

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

	Ordinary shares	Additional paid-in capital	Warrants	Accumulated deficit	Total equity
	U.S. dollars in thousands

BALANCE AT JANUARY 1, 2017	441	150,838	1,057	(89,635)	62,701
CHANGES IN THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2017:
Share-based compensation to employees and service providers	—	—	—	1,652	1,652
Issuance of ordinary shares, net of expenses	3	1,279	—	—	1,282
Exercise of warrants and options into ordinary shares	15	3,442	—	—	3,457
Warrants expiration	—	1,057	(1,057)	—	—
Comprehensive loss	—	—	—	(35,131)	(35,131)
BALANCE AT SEPTEMBER 30, 2017	459	156,616	—	(123,114)	33,961
BALANCE AT JANUARY 1, 2016	343	120,621	1,057	(61,944)	60,077

CHANGES IN THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2016:
Share-based compensation to employees and service providers	—	—	—	1,318	1,318
Exercise of options into ordinary shares	1	109	—	—	110
Comprehensive loss	—	—	—	(21,020)	(21,020)
BALANCE AT SEPTEMBER 30, 2016	344	120,730	1,057	(81,646)	40,485

The accompanying notes are an integral part of these condensed consolidated financial statements

5

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	U.S. dollars in thousands
OPERATING ACTIVITIES:
Comprehensive loss	(15,512)	(8,944)	(35,131)	(21,020)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	640	449	1,652	1,318
Depreciation	26	11	58	32
Write-off of intangible asset	—	—	45	—
Unrealized losses (gains) on derivative financial instruments	1,685	585	(1,828)	(130)
Fair value losses (gains) on financial assets at fair value through profit or loss	(12)	(10)	67	(72)
Revaluation of bank deposits	(3)	(108)	(108)	(255)
Exchange differences in respect of cash and cash equivalents	46	(36)	(315)	(77)
	2,382	891	(429)	816
Changes in assets and liability items:
Increase in trade receivables and contract assets	(621)	—	(1,300)	—
Decrease (increase) in prepaid expenses and other receivables	336	150	(1,198)	342
Decrease (increase) in inventory	389	—	(221)	—
Increase (decrease) in accounts payable	737	*(417)	1,822	*(94)
Increase in accrued expenses	1,734	*950	5,853	*1,868
	2,575	683	4,956	2,116
Net cash used in operating activities	(10,555)	(7,370)	(30,604)	(18,088)
INVESTING ACTIVITIES:
Purchase of fixed assets	(41)	(10)	(143)	(55)
Purchase of intangible assets	(1,035)	—	(1,035)	—
Change in investment in current bank deposits	7,284	14,668	(7,976)	14,668
Purchase of financial assets at fair value through profit or loss	(978)	(3,976)	(14,931)	(11,456)
Proceeds from sale of financial assets at fair value through profit or loss	8,685	—	14,532	—
Net cash provided by (used in) investing activities	13,915	10,682	(9,553)	3,157
FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares, net of expenses	—	—	1,282	—
Exercise of warrants and options into ordinary shares, net of expenses	30	—	3,437	110
Net cash provided by financing activities	30	—	4,719	110
DECREASE (INCREASE) IN CASH AND CASH EQUIVALENTS	3,390	3,312	(35,438)	(14,821)
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(46)	36	315	77
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	15,319	3,424	53,786	21,516
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	18,663	6,772	18,663	6,772
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	153	133	354	185

The accompanying notes are an integral part of these condensed consolidated financial statements.

*Reclassified

6

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 - GENERAL:

a.	General

RedHill Biopharma Ltd. (the “Company”) incorporated and headquartered in Israel, together with its wholly-owned subsidiary Redhill Biopharma Inc. incorporated in Delaware, is a specialty biopharmaceutical group of companies primarily focused on the development and commercialization of late clinical-stage, proprietary drugs for the treatment of gastrointestinal (GI) and inflammatory diseases and cancer.

The Company is promoting in the U.S. three GI products; (i) Donnatal®, a prescription oral adjunctive drug for the treatment of IBS and acute enterocolitis, (ii) EnteraGam®, a medical food intended for the dietary management, under medical supervision, of chronic diarrhea and loose stools, and (iii) Esomeprazole Strontium Delayed-Release Capsules 49.3mg (“Esomeprazole”), a prescription proton pump inhibitor (PPI) indicated for adults for Gastroesophageal Reflux Disease (GERD) and other GI conditions.

In February 2011, the Company listed its securities on the Tel-Aviv Stock Exchange (“TASE”). Since December 2012, the Company's American Depositary Shares (“ADSs”) have been listed on the NASDAQ Capital Market (“NASDAQ”).

The Company's registered address is at 21 Ha'arba'a St, Tel-Aviv, Israel.

The Company is primarily engaged in the research and development of most of its therapeutic candidates and to date has out-licensed on an exclusive worldwide basis only one of its therapeutic candidates and has had two additional regional exclusive out-licensing transactions with another therapeutic candidate. Accordingly, there is no assurance that the Company’s business will generate positive cash flow. Through September 30, 2017, the Company has an accumulated deficit and its activities have been funded through public and private offerings of the Company's securities.

The Company plans to further fund its future operations through promotion of Donnatal® and Esomeprazole, commercialization of EnteraGam® and its therapeutic candidates, if approved for marketing, and through out-licensing of certain programs or products in various territories and through raising additional capital. The Company’s current cash resources are not sufficient to complete the research and development of all of the Company’s therapeutic candidates. Management expects that the Company will incur additional losses as it continues to focus its resources on advancing the development of its therapeutic candidates as well as the promotion of Donnatal® and Esomeprazole and commercialization of EnteraGam®, based on a prioritized plan that will result in negative cash flows from operating activities. The Company believes its existing capital resources should be sufficient to fund its current and planned operations for at least the next 12 months.

7

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

If the Company is unable to continue to out-license its therapeutic candidates, generate substantial revenues from Donnatal®, EnteraGam® and Esomeprazole, or obtain future financing, the Company may be forced to delay, reduce the scope of, or eliminate one or more of its research and development programs or commercialization programs related to these products, any of which may have a material adverse effect on the Company’s business, financial condition and results of operations.

b.	Approval of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements were approved by the Board of Directors on November 12, 2017.

NOTE 2 - BASIS OF PREPARATION OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS:

a.	Basis of presentation

The Company's condensed consolidated interim financial statements for the three and nine months ended September 30, 2017 and 2016 (the "Condensed Consolidated Interim Financial Statements") have been prepared in accordance with International Accounting Standard IAS 34, “Interim Financial Reporting”. These Condensed Consolidated Interim Financial Statements, which are unaudited, do not include all disclosures necessary for a complete statement of financial position, results of operations and cash flow in conformity with generally accepted accounting principles. The Condensed Consolidated Interim Financial Statements should be read in conjunction with the annual financial statements as of December 31, 2016 and for the year then ended and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board (“IASB”). The results of operations for the three and nine months ended September 30, 2017 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

The Condensed Consolidated Interim Financial Statements as of September 30, 2017 and for the three and nine months then ended include the accounts of the Company, and starting January 2017 also its subsidiary. Intercompany transactions and balances are eliminated on consolidation.

The accounting policies applied in the preparation of the Condensed Consolidated Interim Financial Statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2016. For more information, see Note 3 below, describing new additional accounting policies adopted by the Company with respect to its newly-established commercial operations.

8

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

b.	Standards and interpretations to existing standards that are not yet in effect and have not been early adopted by the Company

International Financial Reporting Standard No. 9 “Financial Instruments” (hereafter - IFRS)

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in other comprehensive income. Further, the expected credit losses model replaces the incurred loss impairment model used in IAS 39. For financial liabilities, there were no changes to classification and measurement except for the recognition of changes in the Company’s own credit risk in other comprehensive income for liabilities designated at fair value through profit or loss.

The standard is effective for accounting periods beginning on or after January 1, 2018. The Company is currently assessing the impact of IFRS 9.

International Financial Reporting Standard No. 16 “Leases” (“IFRS 16”)

IFRS 16 defines a lease as a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration. Under IFRS 16, lessees have to recognize a lease liability reflecting future lease payments and a ‘right-of-use asset’ for almost all lease contracts. The standard replaces the current guidance in IAS 17. The standard is effective for annual periods beginning on or after January 1, 2019. The Company is currently assessing the impact of adopting IFRS 16.

NOTE 3 - NEW ACCOUNTING POLICIES:

a.	Revenues from contracts with customers

In May 2014, the IASB issued the new revenue recognition standard, IFRS 15. IFRS 15 replaces much of the prescriptive and diverse guidance in today's accounting literature. Its purpose, among other things, is to remove inconsistencies in existing revenue recognition frameworks and provide more useful information to financial statements users.

In the second quarter of 2017, the Company adopted retrospectively IFRS 15 as of January 1, 2017, for all periods presented. The adoption of IFRS 15 did not have an effect on either the revenues recognized in prior periods nor to accumulated deficits as of January 1, 2015.

9

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

IFRS 15 introduces a five-step model for recognizing revenue from contracts with customers, as follows:

1.	Identify the contract with a customer.

2.	Identify the performance obligations in the contract.

3.	Determine the transaction price.

4.	Allocate the transaction price to the performance obligations in the contract.

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

Revenues from promotional services

The Company recognizes revenue from promotional services related to Donnatal® and Esomeprazole as it satisfies its performance obligation over time, in an amount of the consideration it expects to be entitled to, taking into consideration the constraint on variable consideration stipulated in IFRS 15.

Revenues from sale of products

Principal versus agent considerations

When another party is involved in providing goods or services to a customer, the Company analyzes whether the Company acts as a principal or an agent in the transaction, based on whether the Company obtains control of the product before it is transferred to the customer, using the indicators provided in IFRS 15.

In the commercialization of Enteragam®, the Company is determined to be the principal in the arrangement (rather than an agent of Entera Health), therefore, revenue in the amount the Company is entitled to from its customers is recognized on a gross basis, from which royalties to Entera Health are being accounted for in cost of sales.

The Company recognizes revenues from the sale of EnteraGam®, at a point in time when control over the product is transferred to customers.

The transaction price in these arrangements is the consideration the Company expects to be entitled to from the customer, taking into consideration the existence of variable considerations such as the products' right of return and certain other promotional discounts provided to customers.

10

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Revenues from out-licensing of the Company's therapeutic candidates

Revenue incurred in connection with the out-licensing of a right to use the Company’s intellectual property is recognized at a point in time when control over the license is transferred to the licensee.

The transaction price contains variable considerations contingent upon the licensee achieving certain milestones as well as sales-based royalties, in accordance with the relevant agreement.

Revenue from achieving additional milestones is recognized only when it is highly probable that a significant reversal of cumulative revenues will not occur, usually upon achievement of the specific milestone, in accordance with the relevant agreement.

Sales-based royalties are not included in the transaction price, rather they are recognized as incurred, due to the specific exception for sales-based royalties in licensing of intellectual property.

Practical expedients and exemptions

The Company expenses sales commissions when incurred. These costs are recorded as sales and marketing expenses.

b.	Inventories

Inventories are stated at the lower of cost or net realizable value with cost determined using the first-in, first-out method. The Company recognized an amount of $0.5 million in inventories as part of cost of revenues during the nine months ended September 30, 2017.

The Company continually evaluates inventories for potential losses due to excess quantity, obsolete or slow-moving inventory by comparing sales history and sales projections to the inventory on hand. When evidence indicates that the carrying value of a product may not be recoverable, a charge is recorded to reduce the inventory to its current net realizable value.

c.	Trade receivables and contract assets

Financial assets included in trade receivables and contract assets are recognized initially at fair value. Subsequent to the initial recognition they are measured at amortized cost using the effective interest rate method, less any impairment losses.

d.	Advertising and promotional expenses

Advertising and promotional costs, including free products and samples distributed to customers, are recognized as an expense when incurred.

11

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 4 - EQUITY:

a.	On January 3, 2017, the underwriters for the Company's 2016 underwritten public offering partially exercised their option and purchased 133,104 ADSs for approximately $1.28 million. Following the partial exercise of the underwriters’ option, the underwritten public offering and the concurrent registered direct offering (totaled 3,846,519 ADSs and warrants to purchase 2,025,458 ADSs, representing aggregate gross proceeds from both offerings combined of approximately $39.4 million before deducting underwriting discounts and commissions, placement agent fees and other offering expenses) were closed.

b.	During the nine months ended September 30, 2017, the Company received notifications of exercise with respect to options that had been issued to employees, directors and consultants of the Company. Accordingly, the Company issued 2,988,750 ordinary shares for approximately $0.8 million.

c.	During the nine months ended September 30, 2017, the Company received notifications of exercise with respect to non-tradable warrants that had been issued in 2014 to investors in the form of private placements. Accordingly, the Company issued 2,526,320 ordinary shares for approximately $2.64 million.

NOTE 5 - SHARE-BASED PAYMENTS:

a.	On March 23, 2017, the Board of Directors of the Company granted 3,025,000 options to purchase ordinary shares to employees and consultants of the Company under the Company’s stock options plan. The fair value of the options granted on the date of grant was $1.45 million.

Each option is exercisable into one ordinary share at an exercise price of $1.08 per share. The options will vest as follows: for employees and consultants of the Company who had provided services to the Company exceeding one year as of the grant date, the options will vest in 16 equal quarterly installments over a four-year period. For employees and consultants of the Company who had not provided services to the Company exceeding one year as of the grant date, the options will vest as follows: 1/4 of the options will vest one year following the grant date and the rest over 12 equal quarterly installments.

The options will be exercisable, either in full or in part, from the vesting date until the end of 7 years from the date of grant.

The fair value of the options was computed using the binomial model and the underlying data used was mainly the following: price of the Company's ordinary share: $1.03, expected volatility: 50.05%, risk-free interest rate: 2.23% and expected useful life to exercise: 7 years.

b.	On March 23, 2017, the Board of Directors of the Company granted 62,500 options to purchase ADSs to employees of the subsidiary under the Company’s stock options plan. The fair value of the options granted was $0.3 million on the date of grant.

12

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Each option is exercisable into one of the Company’s ADSs at an exercise price of $10.80 per ADS. The options will vest as follows: for employees and consultants of the Company who had provided services to the Company exceeding one year as of the grant date, the options will vest in 16 equal quarterly installments. For employees and consultants of the Company who had not provided services to the Company exceeding one year as of the grant date, the options will vest as follows: 1/4 of the options will vest one year following the grant date and the rest over 12 equal quarterly installments.

The options will be exercisable, either in full or in part, from the vesting date until the end of 7 years from the date of grant.

The fair value of the options was computed using the binomial model and the underlying data used was mainly the following: price of the Company's ADS: $10.36, expected volatility: 58.09%, risk-free interest rate: 2.23% and expected useful life to exercise: 7 years.

c.	Following a general meeting of the Company’s shareholders held on May 11, 2017, and subsequent to the approval of the Company’s Board of Directors on March 23, 2017, the Company allocated an aggregate of 1,140,000 options to purchase ordinary shares under the Company’s stock options plan to the Company's directors at an exercise price equal to $1.09 per share, excluding 500,000 options to the Company's Chief Executive Officer at an exercise price equal to $1.08 per share. The fair value of the options granted was $0.5 million on the date of grant.

Each option allocated to non-executive directors of the Company is exercisable into one ordinary share. The options will vest as follows: for directors who had provided services to the Company exceeding one year as of the grant date, the options will vest in 16 equal quarterly installments. For directors who had not provided services to the Company exceeding one year as of the grant date, the options will vest as follows: 1/4 of the options will vest one year following the grant date and the rest over 12 equal quarterly installments.

The options will be exercisable, either in full or in part, from the vesting date until the end of 7 years from the date of grant.

The fair value of the options was computed using the binomial model and the underlying data used was mainly the following: price of the Company's ordinary share: $1.00, expected volatility: 49.77%, risk-free interest rate: 2.20% and expected useful life to exercise: 7 years.

d.	On July 24, 2017, the Board of Directors of the Company granted 237,500 options to purchase ADSs and 70,000 options to purchase ordinary shares to employees of the Company and its subsidiary under the Company’s stock options plan. The fair value of the options on the date of grant was $1.2 million.

13

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Each option to purchase ADS is exercisable into one of the Company’s ADSs at an exercise price of $9.80 per ADS and each option to purchase ordinary shares is exercisable to one of the Company’s ordinary share at an exercise price of $0.98 per share. The options will vest as follows: 1/4 of the options will vest one year following the grant date and the rest over 12 equal quarterly installments.

The options will be exercisable, either in full or in part, from the vesting date until the end of 7 years from the date of grant.

The fair value of the options was computed using the binomial model and the underlying data used was mainly the following: price of the Company's ADS: $9.76, expected volatility: 57.06%, risk-free interest rate: 2.05% and expected useful life to exercise: 7 years. Price of the Company's ordinary share: $0.98 expected volatility: 49.48%, risk-free interest rate: 2.05% and expected useful life to exercise: 7 years.

NOTE 6 - NET REVENUES:

The Company’s net revenues for the three and nine months ended September 30, 2017, consist mainly of revenues from product commercialization. The Company also recorded revenues from promotional services during the period.

NOTE 7 - FINANCIAL INSTRUMENTS:

a.	Fair value hierarchy

The following table presents Company assets and liabilities measured at fair value:

	Level 1	Level 3	Total
	U.S. dollars in thousands
September 30, 2017:
Assets -
Financial assets at fair value through profit or loss	12,645	—	12,645
Liabilities -
Derivative financial instruments	—	4,307	4,307
December 31, 2016:
Assets -
Financial assets at fair value through profit or loss	12,313	—	12,313
Liabilities -
Derivative financial instruments	—	6,155	6,155

During the nine-month period ended September 30, 2017, there were no transfers of financial assets and liabilities between Levels 1, 2 or 3 fair value measurements.  There have been no changes in the methodologies used at September 30, 2017, since December 31, 2016.

14

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

b.	Fair value measurements using significant unobservable input (Level 3)

The following table presents the change in derivative financial liabilities measured at level 3 for the periods ended September 30, 2017 and 2016:

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	U.S. dollars in thousands
Balance at beginning of the period	2,622	522	6,155	1,237
Amounts classified to equity	—	—	(20)	—
Amounts recognized in profit or loss	1,685	585	(1,828)	(130)
Balance at the end of the period	4,307	1,107	4,307	1,107

The fair value of the above-mentioned derivative financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions at the end of each reporting period.

The fair value of the warrants is computed using the Black and Scholes option pricing model. The fair value of the warrants issued in 2016 as of September 30, 2017 is based on the price of an ordinary share on September 30, 2017 and based on the following key parameters: risk-free interest rate of 1.50% and an average standard deviation of 44.26%. The fair value of the above warrants as of December 31, 2016, was computed based on the price of an ordinary share on December 31, 2016 and based on the following key parameters: risk-free interest rate of 1.48% and an average standard deviation of 52.94%.

c.	The carrying amount of cash and cash equivalents, current and non-current bank deposits, receivables and account payables and accrued expenses approximate their fair values due to its short-term characteristics.

NOTE 8 - LOSS PER ORDINARY SHARE:

a.	Basic

The basic loss per share is calculated by dividing the comprehensive loss by the weighted average number of ordinary shares in issue during the period.

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	U.S. dollars in thousands

Comprehensive loss	15,512	8,944	35,131	21,020
Weighted average number of ordinary shares outstanding during the period	171,678	127,474	170,990	127,317
Basic loss per share	0.09	0.07	0.21	0.17

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REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

b.	Diluted

The diluted loss per share for the three and nine months period ended September 30, 2017, is identical to the basic loss per share since the effect of potential dilutive shares is anti-dilutive. Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potential dilutive ordinary shares, which is calculated using the Treasury Method. The Company has two categories of potential dilutive ordinary shares: warrants issued to investors and options issued to employees and service providers. The effect of options issued to employees and service providers is anti-dilutive.

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	U.S. dollars in thousands
Comprehensive loss	15,512	8,944	35,131	21,020
Adjustment for financial income of warrants	—	—	—	130
Loss used to determine diluted loss per share	15,512	8,944	35,131	21,150
Weighted average number of ordinary shares outstanding during the period	171,678	127,474	170,990	127,317
Adjustment for warrants	—	—	—	298
Weighted average number of ordinary shares for diluted loss per share	171,678	127,474	170,990	127,615
Diluted loss per share	0.09	0.07	0.21	0.17

NOTE 9 - SUBSEQUENT EVENTS:

On November 8, 2017, the Company priced an underwritten public offering in the U.S. of an aggregate 4,090,909 ADSs at a price of $5.50 per ADS. Gross proceeds to the Company from the offering are expected to be approximately $22.5 million before underwriting discounts, commissions and other offering expenses. Net proceeds to the Company from the offering, following underwriting discounts, commissions and other offering expenses, are expected to be approximately $20.6 million. In addition, as part of the public offering, the underwriters received an option to purchase an additional 613,636 ADSs at a price of $5.50 per ADS.

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